October 10, 2003

VIA EDGAR AND FACSIMILE

Re:	World Airways, Inc.
Form S-4; File No. 333-107275
Schedule TO-I; File No. 005-48472
Filed July 23, 2003

Mr. Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Mail Stop 303
450 Fifth Street, N.W.
Washington, D.C. 20549-0231
Facsimile Number: (202) 942-9638

Dear Mr. Panos:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), World Airways, Inc., a Delaware corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced registration statement on Form S-4 and all exhibits thereto (the “Registration Statement”). The Company’s request is based on its termination of the exchange offer to which the Registration Statement relates because the minimum condition set by the Company for the completion of the exchange offer was not achieved. The Registration Statement was never declared effective and no securities have been sold or exchanged pursuant to the Registration Statement.

      The Company respectfully requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

      Please do not hesitate to contact Cindy M. Swinson, Esq. at (770) 632-8005 or Gabriel Dumitrescu, Esq. of Powell, Goldstein, Frazer & Murphy LLP at (404) 572-6732 should you have any questions with respect to this request.

Very truly yours,

/s/ Hollis L. Harris

Hollis L. Harris
Chairman and Chief Executive Officer

cc:	Cindy M. Swinson, Esq.
Gabriel Dumitrescu, Esq.